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                                                                    EXHIBIT 23.3



INDEPENDENT AUDITORS' CONSENT


     We consent to the use in this Amendment No. 1 to Registration Statement No. 333-41396 of Jack Henry & Associates, Inc. and Subsidiaries on Form S-1 of our report dated December 22, 1999, (relating to the financial statements of BancTec Financial Systems, a unit of BancTec, Inc.) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the fact that the financial statements of BancTec Financial Systems may not necessarily be indicative of the conditions that would have existed or the results of operations if BancTec Financial Systems had been operating as an unaffiliated company) appearing in the Prospectus, which is part of this Registration Statement.


     We also consent to the reference to us under the heading "Experts" in such Prospectus.




/S/DELOITTE & TOUCHE LLP
St. Louis, Missouri
August 4, 2000